UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                                (Amendment No. )*

                                QC Holdings, Inc.
                                -----------------

                                (Name of Issuer)

                          Common Stock, $0.01 par value
                          -----------------------------

                         (Title of Class of Securities)

                                    74729T101
                                    ---------

                                 (CUSIP Number)

                                 August 11, 2006
                                 ---------------

             (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                [X] Rule 13d-1(b)

                                [ ] Rule 13d-1(c)

                                [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-------------------                                            -----------------
CUSIP No. 74729T101                    13G                     Page 2 of 6 Pages
-------------------                                            -----------------
---------- ---------------------------------------------------------------------
        1  NAME OF REPORTING PERSON

           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Cumberland Associates LLC
---------- ---------------------------------------------------------------------
        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

           (a) [ ]

           (b) [X]
---------- ---------------------------------------------------------------------
        3  SEC USE ONLY

---------- ---------------------------------------------------------------------
        4  CITIZENSHIP OR PLACE OF ORGANIZATION

           New York
-------------------- ------ ----------------------------------------------------
                         5  SOLE VOTING POWER

                            1,214,935
NUMBER OF            ------ ----------------------------------------------------
SHARES                   6  SHARED VOTING POWER
BENEFICIALLY
OWNED BY                    292,065
EACH                 ------ ----------------------------------------------------
REPORTING                7  SOLE DISPOSITIVE POWER
PERSON
WITH                        1,214,935
                     ------ ----------------------------------------------------
                         8  SHARED DISPOSITIVE POWER

                            292,065
---------- ---------------------------------------------------------------------
        9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,507,000
---------- ---------------------------------------------------------------------
       10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
           SHARES                                                            [ ]

---------- ---------------------------------------------------------------------
       11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

           7.5%
---------- ---------------------------------------------------------------------
       12  TYPE OF REPORTING PERSON*

           OO, IA
---------- ---------------------------------------------------------------------
                       *SEE INSTRUCTION BEFORE FILLING OUT

Item 1(a)           Name of Issuer:
                    --------------

                    QC Holdings, Inc. (the "Issuer")

Item 1(b)           Address of Issuer's Principal Executive Offices:
                    -----------------------------------------------

                    9401 Indian Creek Parkway, Suite 1500
                    Overland Park, Kansas

Item 2(a)           Name of Person Filing:
                    ---------------------

                    This statement is being filed by Cumberland Associates LLC. Cumberland Associates LLC is a limited liability company organized under the laws of the State of New York, and is engaged in the business of managing, on a discretionary basis, eight securities accounts (the "Accounts"), the principal one of which is Cumberland Partners. Gary G. Tynes, Bruce G. Wilcox, Andrew M. Wallach, Lawrence M. Rifkin, Barry A. Konig, Steven D. Morrow and Bradley H. Gendell are the members (the "Members") of Cumberland Associates LLC.

Item 2(b)           Address of Principal Business Office:
                    ------------------------------------

                    The address of the principal business and office of Cumberland Associates LLC and each of the Members is 1114 Avenue of the Americas, New York, New York 10036.

Item 2(c)           Citizenship:
                    -----------

                    Cumberland Associates LLC is a New York limited liability company. Each of the Members is a citizen of the United States.

Item 2(d)           Title of Class of Securities:
                    ----------------------------

                    Common Stock, $0.01 par value (the "Shares")

Item 2(e)           CUSIP Number:

                    74729T101

Item 3              If this statement is filed pursuant to Rules 13d-1(b) or
                    --------------------------------------------------------
                    13d-2(b) or (c), check whether the person filing is a:
                    -----------------------------------------------------

               [ ]  Broker or dealer registered under Section 15 of the Act,

               [ ]  Bank as defined in Section 3(a)(6) of the Act,

               [ ]  Insurance Company as defined in Section 3(a)(19) of the Act,

               [ ] Investment Company registered under Section 8 of the Investment Company Act of 1940,

               [X]  Investment Adviser in accordance with Rule 13d-1
                    (b)(1)(ii)(E),

               [ ] Employee Benefit Plan or Endowment Fund in accordance with 13d-1 (b)(1)(ii)(F),

               [ ] Parent Holding Company or control person in accordance with Rule 13d-1 (b)(1)(ii)(G),

               [ ] Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act,

               [ ] Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940,

               [ ]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4              Ownership:
                    ---------

Item 4(a)           Amount Beneficially Owned:
                    -------------------------

                    As of August 11, 2006, Cumberland Associates LLC may be deemed the beneficial owner of 1,507,000 Shares.

Item 4(b)           Percent of Class:
                    ----------------

                    The number of Shares of which Cumberland Associates LLC may be deemed to be the beneficial owner constitutes approximately 7.5% of the total number of Shares outstanding, based upon 20,219,800 Shares issued and outstanding as of July 31, 2006, as reported in the Issuer's Quarterly Report on Form 10-Q for the second fiscal quarter ended June 30, 2006.

Item 4(c)           Number of shares as to which such person has:
                    --------------------------------------------

                    (i)   Sole power to vote or to direct the vote:

                          1,214,935

                    (ii)  Shared power to vote or to direct the vote:

                          292,065

                    (iii) Sole power to dispose or to direct the disposition of:

                          1,214,935

                    (iv) Shared power to dispose or to direct the disposition of:

                          292,065

Item 5              Ownership of Five Percent or Less of a Class:
                    --------------------------------------------

                    If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. [ ]

Item 6              Ownership of More than Five Percent on Behalf of Another
                    --------------------------------------------------------
                    Person:
                    ------

                    The beneficial owners of the Accounts have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for each Account in accordance with their ownership interests in each such Account.

Item 7              Identification and Classification of the
                    ----------------------------------------
                    Subsidiary Which Acquired the Security Being
                    --------------------------------------------
                    Reported on By the Parent Holding Company:
                    -----------------------------------------

                    Not Applicable.

Item 8              Identification and Classification of Members of the Group:
                    ---------------------------------------------------------

                    Not Applicable.

Item 9              Notice of Dissolution of Group:
                    ------------------------------

                    Not Applicable.

Item 10             Certification:
                    -------------

                    By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE
                                    ---------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 16, 2006


                                        CUMBERLAND ASSOCIATES LLC

                                        By: /s/ Gary G. Tynes
                                            ------------------------------
                                            Name:  Gary G. Tynes
                                            Title: Member